Exhibit 4.1

DESCRIPTION OF SECURITIES

BioCryst Pharmaceuticals, Inc. (“BioCryst” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  BioCryst’s common stock is registered under Section 12(b) of the Exchange Act and is listed on The Nasdaq Stock Market LLC (Nasdaq Global Select Market) under the symbol “BCRX”.

The following is a summary of the material terms of BioCryst’s capital stock.  This summary is not complete and is qualified in its entirety by reference to the Company’s Third Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Under the Certificate of Incorporation, BioCryst is currently authorized to issue up to 450,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the capital stock of the Company entitled to vote.

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Directors are elected by a plurality of the votes cast by the stockholders entitled to vote. Except as provided otherwise in the Certificate of Incorporation, the Bylaws, or the General Corporation Law of the State of Delaware (the “DGCL”), the holders of a majority of the Common Stock present in person or represented by proxy and voting on a matter shall decide any matter to be voted upon by the stockholders at a meeting.

Holders of Common Stock have the right to receive dividends as and when declared by the Company’s Board of Directors (the “Board”) from funds legally available therefor, subject to any preferential dividend rights of any Preferred Stock then outstanding. BioCryst has never paid cash dividends on its Common Stock.

 Upon the Company’s dissolution or liquidation, whether voluntary or involuntary, holders of Common Stock are entitled to receive all assets legally available for distribution to stockholders, subject to any preferential rights of any Preferred Stock then outstanding. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Anti-Takeover Provisions

Some provisions of the Certificate of Incorporation, the Bylaws, and DGCL may have the effect of delaying, discouraging, or preventing a change in control of the Company or changes in its management. Pursuant to the Certificate of Incorporation and the Bylaws:

●	the Board is authorized to issue “blank check” preferred stock without further stockholder approval;
●	the Board is classified, with members thereof serving staggered three-year terms;
●	stockholders may not cumulate votes in the election of directors;
●	vacancies on the Board may be filled only by the Board;
●

stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least 75 percent of the total number of votes entitled to be cast by the holders of all of the shares of the Company’s capital stock then entitled to vote generally in the election of directors (a “supermajority vote”);

●	stockholders may take action only at a duly called meeting of the stockholders, and stockholders are not permitted to act by written consent;

●	special meetings of stockholders may be called only by the Board; and
●	stockholders must satisfy advance notice procedures to submit proposals or nominate directors for consideration at a stockholders meeting.

A supermajority vote is required to amend Article NINTH and Article TENTH of the Certificate of Incorporation, which pertain to the number, classification, and removal of the Company’s directors, the creation and filling of vacancies on the Board, the requirement that actions of stockholders be taken at a duly called meeting and not by written consent, and the requirement that special meetings only be called by the Board.

                In addition, BioCryst is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, with some exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders.

Exclusive Forum for Certain Actions

The Bylaws also provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:  (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, stockholders, employees, or agents to the Company or to the Company’s stockholders; (iii) any action asserting a claim against the Company or any of its directors, officers, stockholders, employees, or agents arising out of or relating to any provision of the DGCL, the Certificate of Incorporation, or the Bylaws; or (iv) any action against the Company or any of its directors, officers, stockholders, employees, or agents governed by the internal affairs doctrine of the State of Delaware. The Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock will be deemed to have notice of, and to have consented to, this choice of forum provision.  This exclusive forum provision may limit a stockholder’s ability to choose its preferred judicial forum for disputes with the Company or the Company’s directors, officers, employees, or agents.  This exclusive forum provision does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.